Exhibit 99.2

Operator

GOOD MORNING, LADIES AND GENTLEMEN, AND WELCOME TO THE Mamma.com Earnings Conference Call for Q4 2005 and Full Year 2005. AT THIS TIME, ALL PARTICIPANTS ARE IN A LISTEN-ONLY MODE. FOLLOWING TODAY’S PRESENTATION, INSTRUCTIONS WILL BE GIVEN FOR THE QUESTION-AND-ANSWER SESSION. IF ANYONE NEEDS ASSISTANCE AT ANY TIME DURING THE CONFERENCE, PLEASE PRESS THE STAR, FOLLOWED BY THE ZERO. AS A REMINDER, THIS CONFERENCE IS BEING RECORDED TODAY, MONDAY, MARCH 13, 2006. I WOULD NOW LIKE TO TURN THE CONFERENCE OVER TO DEBORAH KILPATRICK, COMMUNICATIONS MANAGER.

Deborah Kilpatrick
Communications Manager

Good morning and welcome to Mamma.com’s 2005 Q4 and Year-end earnings conference call. Participating on the call today are Guy Fauré, President & CEO, and Daniel Bertrand, Executive Vice-President and CFO. Today’s remarks will last about 15 minutes. Before I turn the call over to Guy, please note that Mamma.com has not provided guidance in the past and is not providing guidance for the first quarter 2006, and moving forward. Please note, however, various remarks we make on this call about our future plans and prospects constitute forward-looking statements. For the purposes of the Safe Harbor provisions, under the Private Securities Litigation Reform Act, actual results may differ materially from those indicated by these forward-looking statements due to various important factors identified in the Company’s filings with the United States Securities and Exchange Commission and Ontario Securities Commission, including among other things, as the spending environment for advertising sales, dependence on a third-party pay placement providers and dependence on third parties for content distribution or advertising delivery. Unless otherwise indicated, revenues and other metrics on this call are based on continuing operations.

I will now turn over the call to Guy Fauré.

Guy Fauré
President & CEO

Thank you Deborah. Good morning.

The Company’s Q4 2005 net loss was $762,555 ($0.06 per share) compared to net loss of $671,567 ($0.06 per share) for the same period in 2004. Revenues in the fourth quarter of 2005 were $1,659,017, 51% below the $3,416,315 revenues for the same period in 2004. 2005 was a tough year for the company from a revenue perspective but there were significant and important bright spots that give us cause to be enthusiastic for 2006.

For the full year 2005, including the last quarter, the company has seen its revenues decline. I attribute this decline to four factors:

First, the industry is continuing to innovate at a fast pace to remain competitive in order to retain and gain users. It is continuing to consolidate at the top, with the larger players in the market squeezing mid-tier player market share. It is clear when we look at the revenue numbers from some of our competitors in the market they are losing market share to the larger players. We believe that our decline in revenues in 2005 over 2004 is not as significant than what some of our competitors have experienced this past year. We believe that we have maintained market share at a better rate than some of our industry peers.

Second, advertiser demands are continuing to have an impact on our distribution network. We have cut back our network significantly starting at the end of 2004 and through 2005 to create a premium network to meet with advertiser demand, and have increased the quality of the traffic that we are supplying. We have improved advertiser ROI, but a consequence of this is that we have cut down the number of partners in our network, and so we are delivering advertising to fewer publishers. Consequently, this has a negative impact on short-term revenues. We have begun pricing our traffic at a higher rate; to reflect the quality traffic we are delivering, but this is a long-term plan. We are now just starting to see tangible proof of concept that the premium network is something advertisers want and can pay for. We have begun booking some premium campaigns as well as bringing in high quality content and high quality unique publishers. We expect that in the medium term we will be able to stabilize the higher unit pricing on the graphic ad network and communicate effectively to the market that we are developing a premium quality ad network in order to bring in high quality publishers.

Third, we lost a large portion of our sales team this year, and this has had a direct impact on the revenues attributed to the graphic ad network. We have taken an aggressive stance about this matter and are pursuing legal action against the company and its principals. We have subsequently started to built the team with sales staff that are eager to sell into the premium network and we are starting to see success with this new team. They are dedicated and enthusiastic in meeting their targets and we are happy with the success, keenness and level of commitment that we are seeing from our new team.

Last, during 2005 the SEC investigation and the Class action lawsuit have had an impact on our operations. Being a fairly small business, these issues have distracted management from core operations and from managing employee motivation on a daily basis. On a positive note, we have been able to address these issues and we believe that we now have a highly dedicated and motivated team of employees. We believe that with a strong strategy and good execution, the company should recover some or perhaps most of this lost momentum.

We have continued to add technology to our search and ad network in the last quarter this year.

On the search network, we continued to make small enhancements to the Mamma Classifieds program, including the 4th quarter launch of an API for easy uploading of large search campaigns.

On our ad network the 300*250 graphic ad unit was released, and it was well adopted by both advertisers and publishers. Clear pixel tracking was also released on the ad network in the fourth quarter. The pixel is placed on the conversion page and helps to identify traffic from high converting sites and isolates the campaign to only be served on these sites, thereby garnering a higher ROI for the advertiser.

Mammahealth.com is still gaining users consistently in the fourth quarter and since the site launched in June of 2005. We are pleased with the product acceptance and believe that word of mouth is spreading. We are continuing to invest in the technology behind health search and we look forward to taking it out of Beta. We are concentrating on building on the vertical search concept that we developed with Mamma Health Search. We are planning to build a niche in the search space by offering a metasearch and crawler hybrid technology that searches online, real-time databases.

I would like to take a few minutes to talk about the Copernic acquisition in the fourth quarter and highlight some of the immediate synergies and how we plan to integrate our two business units in the future.

Prior to the acquisition, Copernic was a search network partner of Mamma.com for a number of years. Through the Copernic Agent search toolbar, Copernic has been and continues to be a significant driver of quality traffic to our Mamma Classifieds advertisers. The Copernic Agent toolbar has garnered over 30 million downloads in its life span of approximately 10 years, and has still maintains millions of global users. Now that the companies are joined, we will optimize the placement of Mamma Classified advertisers within Copernic Agent to provide better placement, and ultimately stronger click through rates and higher revenues for the company. We will also optimize the CPC revenue margins to further optimize the revenues.

Copernic has a number of products including Tracker, Agent, and Summarizer. Copernic’s key product, however, is Copernic Desktop Search. As you might know, it has been rated as the best desktop search in the world right now, by some of the top publications and technology review associations in the US and abroad. There are two different revenue streams for Copernic Desktop Search. One is paid click shared revenue on broad-based user downloads. This revenue is shared with a third party paid search provider. The other revenue stream is the licensing portion, which is also accompanied by an annual maintenance fee. White labelling best of breed desktop search is a unique approach that should leverage Copernic in its ability to develop an important customer base. We believe that portals and large sites are highly interested in having their own brand of desktop search because it increases revenues and branding by keeping users in their environment using their services and products more regularly.

We are expanding our licensing program of CDS and we plan to be more aggressive in selling it to large portals and websites around the world. We plan on increasing our CDS sales force this year to select other top portals and large sites with sizeable usership to license CDS in order to increase this revenue stream. We already have blue chip partners in Europe and the US and we are expecting to grow this client base. AOL is one of our current customers and this portal is offering its branded version of CDS to its users.

Copernic has a strong history and culture of technological innovation. Copernic has been an innovator in search since 1997, building indexing technology, software, and consumer search tools. With this strong technological background, Copernic has a very important role to play in the future of our combined company. Our plan to innovate and create interesting search products will continue unabated. We will be releasing Copernic Desktop Search version 2 shortly and we expect to leverage Copernic’s ability to create world-class products by developing cutting edge vertical search technology for the Mamma.com property throughout 2006. As I mentioned before, this is a niche in the search space because we understand there is no other engine that is capable of offering a metasearch and crawler hybrid technology currently. We believe after the success of the Mamma Health Search Engine, there is a strong market for this new approach to search.

Finally, there is no news to report on the status of the SEC investigation. We have always cooperated fully with the government agency, and have provided all materials requested.

Thank you, and I will now turn the call over to Daniel Bertrand.

Daniel Bertrand
Executive Vice-President & CFO

Thank you, Guy. I will begin today with the Results of Operations.

Result of Operations

Revenue

Revenues for Q4 2005 totalled $1,659,017, compared to $3,416,315 for the same period in 2004. The decrease of $1,757,298 or 51% is explained by a reduction in search revenue by $903,392 and Ad network revenue by $853,906. Revenue for the year 2005 totalled $9,464,560, compared to $14,636,318, a decrease of $5,171,758 or 35% as compared to the previous year. The decrease of revenues for the year was due to a reduction in revenues for search of $4,662,959 explained by a significant reduction in business with a major customer for approximately of $3.8M and a reduction in revenues for Ad Network of $508,799.

For the year in 2005, the Company had two major customers from which 10% or more of total revenue is derived. Revenues from those customers represented 25% of the Company’s revenue as compared to 13% for the same period last year. There can be no assurance that the Company will be able to retain the business of those customers or that the business of those customers will not decline generally in the future.

Expenses

Cost of revenues

Cost of revenues represent partner payouts and bandwidth costs to deliver our services. For Q4 2005, cost of revenues represented $739,276, or 45% over revenues compared to $1,404,294 or 41% in Q4 2004. For the year, these costs represented $4,204,030 or 44% compared to $6,539,213 or 45% in 2004. The partner payouts, which are the most significant variable costs, represented respectively 41% and 40% in Q4 2005 vs 2004. For the year payouts represented 41% over revenues compared to 43% in 2004. The yearly improvement is mainly due to a higher proportion of revenues generated from our Meta Search engine for which no payouts are incurred.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses as well as the provision for doubtful account.

For Q4 2005, marketing, sales and services expenses decreased to $321,541 compared to $679,964 for the same period in 2004, representing a decrease of $358,423. The variance reflected a decrease of approximately $149,000 in salaries and related employment costs explained by a lower number of people and lower commissions due to sales reduction, decrease of bad debt expense of $113,000 and decrease of $63,000 for the charges paid for content from other search engines. Expenses for the year were at $2,023,925 compared to $2,188,488 in 2004, a decrease of $164,563. The variance is mainly explained by a decrease in salaries and other compensation costs of $106,000 due to lower commission and bonus expenses, and a decrease in advertising of $46,000.

General and administration

General and administration expense in Q4 2005 was $1,145,862 compared to $1,150,933 in Q4 2004, a decrease of $5,071. The decrease is mainly explained by a reduction of $237,000 in audit fees offset by $108,000 of directors and officers insurance due to higher risks for the Company, $81,000 of professional fees in relation to the securities class action lawsuits and SEC investigation, and $40,000 in consulting fees for SOX 404 compliant requirements.

For the year, general and administration expenses were $5,692,092 compared to $3,567,247 in 2004, a variance of $2,124,845. The increase is explained by the following items: $1,914,000 of professional fees in relation to the securities class action lawsuits and SEC investigation, $481,000 of directors and officers insurance offset by $284,000 of non cash expenses related to issued warrant to investment banker in recorded in Q2 2004, a reduction $236,000 of stock-based compensation expense and a reduction of $106,000 of professional fees.

Product development and technical support

Product development and technical support were $345,407 in Q4 2005 compared to $279,283 for the same period last year. The variance of $66,124 is explained by an increase of approximately $57,000 in salaries and related employment costs due to an increase in stock-based compensation and retention bonuses. For the year, these expenses represented $1,286,345 compared to $891,541 for the same period last year. The variance of $394,804 is mainly explained by an increase of approximately $351,000 in salaries and related employment costs due to an increase in headcount, stock-based compensation costs following the grant of employee stock options in the first quarter of 2005 and retention bonuses.

Interest income

Interest and other income increased in Q4 2005 to $264,461 from $116,578 for the same period in 2004. For the year, interest income and other income stood at $768,738 compared to $233,506 for the same period in 2004. The increase reflects the interest earned on cash and cash equivalents and temporary investments, which were more significant on an average basis in 2005 vs 2004.

Earnings (loss) from continuing operations and earnings (loss) per share from continuing operations

The Company reported a loss from continuing operations of $739,711 ($0.06 per share), in Q4 2005, compared to a loss of $462,582 ($0.04 per share) in Q4 2004. For the year, the Company reported a loss from continuing operations of $3,342,983 ($0.27 per share), compared to earnings of $370,753 ($0.03 per share) for the same period last year.

Results of discontinued operations and earnings (loss) per share from discontinued operations

In September 2005, following the poor performance of Digital Arrow located in Florida, management decided to discontinue its subsidiary’s operations. Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the periods ended December 31, 2005 and 2004 were reclassified to account for the closure of the subsidiary’s operations. The loss from discontinued operations for Q4 2005 totalled $22,844 and $208,985 for Q4 2004. The 2004 amounts related also to the sale of Intasys Billing Technologies (“IBT”).

For the year, the loss from discontinued operations total $2,315,335 ($0.19 per share) compared to earnings from discontinued operations in 2004 of $733,654 ($0.07 per share) respectively. The loss in current year includes a write-down of $1,625,898 for property, plant and equipment, intangible assets and goodwill of Digital Arrow. The earnings in 2004 from discontinued operations related also to the sale of IBT.

Net earnings (loss) and net earnings (loss) per share

Net loss for the three months and the year ended December 31, 2005 totalled $762,555 ($0.06 per share) and $5,658,318 ($0.46 per share) respectively, compared to a net loss of $671,567 ($0.06 per share) and net earnings of $1,104,407 ($0.10 per share) respectively for the same periods last year.

Concentration of credit risk with customers

As at December 31, 2005, two customers represented 37.5% of our trade accounts receivable compared to 30% from four customers for the same period last year resulting in a significant concentration of credit risk. Management monitors more closely the evolution of these customers in order to rapidly identify any potential problems. These customers have paid receivables as per the commercial agreement. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Liquidity and Capital Resources

As at December 31, 2005, the Company had $8,514,513 of liquidities after the acquisition of Copernic.

Operating activities

In Q4 2005, operating activities from continuing operations provided cash totalling $521,654 compared to cash used of $658,986 for the same period in 2004. The positive variance is mainly explained by improvement in net change in non-cash working capital items of $1,066,776 in Q4 2005 compared to a used of $834,691 in Q4 2004.

Investing activities

Investing activities from continuing operations in Q4 2005 used cash totalling $19,872,778 of which $15,851,922 was used for the acquisition of Copernic and $4,013,312 for purchase of temporary investments compared to $3,883,736 use for the corresponding quarter of 2004. The use of cash for the fourth quarter of 2004 was mainly due to the increase of temporary investments.

Financing activities

In Q4 2005 and 2004, no cash was provided by, nor used in, any financing activities of the Company.

The Company considers that its cash and cash equivalents will be sufficient to meet normal operating requirements until the end of 2006. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

This completes the financial information section, Guy, would you like to conclude.